SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NETSTREIT Corp.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

64119V303
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64119V303	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Tilden Park Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,031,646*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,031,646*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,031,646*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.07%*
12	TYPE OF REPORTING PERSON PN

* The information set forth on this cover page reflects information as of the date of this filing. As of December 31, 2021, the Reporting Person may have been deemed to beneficially own 2,131,646 shares of Common Stock, representing 5.38% of the shares of Common Stock outstanding as of such time based upon 39,624,924 shares of Common Stock outstanding as of October 26, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on October 28, 2021.

CUSIP No. 64119V303	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Josh Birnbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,031,646*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,031,646*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,031,646*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.07%*
12	TYPE OF REPORTING PERSON IN

* The information set forth on this cover page reflects information as of the date of this filing. As of December 31, 2021, the Reporting Person may have been deemed to beneficially own 2,131,646 shares of Common Stock, representing 5.38% of the shares of Common Stock outstanding as of such time based upon 39,624,924 shares of Common Stock outstanding as of October 26, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on October 28, 2021.

CUSIP No. 64119V303	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is NETSTREIT Corp. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Issuer's principal executive offices are located at 2021 McKinney Avenue, Suite 1150, Dallas, Texas 75201.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Tilden Park Capital Management LP ("Tilden Park"), a Delaware limited partnership and the managing member of Tilden Park Management I LLC ("Management I") which acts as investment manager to Tilden Park Investment Master Fund LP ("Master Fund"), with respect to the shares of Common Stock held by Master Fund; and

(ii) Josh Birnbaum ("Mr. Birnbaum"), who indirectly control Tilden Park, with respect to the shares of Common Stock held by Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 452 Fifth Avenue, 28th Floor, New York, NY 10018.

Item 2(c).	CITIZENSHIP

Tilden Park is a Delaware limited partnership. Mr. Birnbaum is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.01 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER

64119V303

CUSIP No. 64119V303	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

The percentage set forth in Row 11 of the cover page for each of the Reporting Persons is calculated based upon 49,967,805 shares of Common Stock outstanding, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on January 12, 2022 and the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2022, after giving effect to the completion of the offering and the full exercise of the underwriters' over-allotment option, as described therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

CUSIP No. 64119V303	13G/A	Page 6 of 7 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 64119V303	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 1, 2022

Tilden Park Capital Management LP

By:	/s/ Robert S. Rossitto
Name:	Robert S. Rossitto
Title:	Chief Financial Officer

/s/ Josh Birnbaum
JOSH BIRNBAUM